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                                   EXHIBIT a(5)




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                        SUPPLEMENT, DATED MARCH 24, 1999,
                        TO THE OFFER TO PURCHASE FOR CASH
          UP TO 3,000 OUTSTANDING UNITS OF LIMITED PARTNERSHIP INTEREST
                                       OF
                        PAINEWEBBER R&D PARTNERS II, L.P.
                                       AT
                                 $6,000 PER UNIT
                                       BY
                              PHARMAINVEST, L.L.C.


         The following information amends and supplements the Offer to Purchase (the "Offer to Purchase") dated March 3, 1999 of PharmaInvest, L.L.C., a Delaware limited liability company (the "Purchaser"), on behalf of Pharmaceutical Royalties, L.L.C., a Delaware limited liability company, and Pharmaceutical Royalty Investments Ltd., a Bermuda company (collectively, the "Funds"), and on behalf of Pharmaceutical Partners, L.L.C., a Delaware limited liability company and the sole member of the Purchaser, of up to 3,000 outstanding units of limited partnership interest (the "Units") in PaineWebber R&D Partners II, L.P., a Delaware limited partnership (the "Partnership"), for cash consideration per Unit of $6,000 (the "Purchase Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, as amended and supplemented by this Supplement, and in the related Letter of Transmittal (which, together with the Offer to Purchase and this Supplement with any amendments or supplements hereto or thereto, collectively constitute the "Offer"). The Purchase Price will be automatically reduced by the aggregate amount of the value of any cash or asset distributions made or declared by the Partnership on or after March 3, 1999 and prior to the date on which the Purchaser pays the Purchase Price for the tendered Units.

         Except as set forth in this Supplement, the terms and conditions previously set forth in the Offer to Purchase remain applicable in all respects to the Offer, and this Supplement should be read in conjunction with the Offer to Purchase. Capitalized terms used but not defined in this Supplement have the meanings assigned to them in the Offer to Purchase.

                                  RISK FACTORS

- Although the Purchaser cannot predict the future value of the Partnership's assets or future selling prices of the Units, the Purchase Price could be significantly less than the proceeds that would be realized by holding the Units for the entire life of the expected payment stream of the Partnership's main asset. The General Partner of the Partnership has stated that it anticipates "that the winding-up of the Partnership's operations will be substantially completed within the next several years, and that the Limited Partners should receive substantial value in connection therewith, including pro rata distributions of the proceeds of the settlement of the Centocor Litigation." There can be no assurance that the Purchase Price will be more or less than what a Holder would receive by holding the Units until the winding-up of the Partnership's operations is completed.

- The Purchaser is making the Offer with a view to making a profit. Accordingly, there may be a conflict between the desire of the Purchaser to acquire the Units at the Purchase Price and the value of the expected payment stream of the Partnership's main asset. There can be no assurance that the Purchase Price will be more or less than such value. Each of Messrs. Stephen Evans-Freke, Rory Riggs and David Madden are members of Pharmaceutical Partners, L.L.C., the manager of the Purchaser, and each of such persons has been employed by PaineWebber Inc. or PaineWebber Development Corporation in the past. Mr. Evans-Freke was President of PaineWebber Development Corporation until May 1990; Mr. Riggs was a Managing Director of PaineWebber Inc. until November 1990; and Mr. Madden was a Vice President at PaineWebber Development Corporation

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     until February 1992. Messrs. Evans-Freke and Madden were directly involved and responsible for identifying and selecting the investments in which the Partnership invested. Messrs. Evans-Freke and Madden were directly involved in structuring, negotiating and managing the Partnership and its assets.

- The actual value of the Partnership's assets may exceed the aggregate Purchase Price. The actual value that a Limited Partner may realize by retaining Units and not tendering in the Offer may exceed the Purchase Price. The Purchase Price may not fully reflect the present value of future sales of ReoPro. The Purchaser's determination of the Purchase Price is in part based on assumptions that may or may not prove to be true.

- No independent person has been retained by the Purchaser or any of its affiliates to value or make any appraisal of the Units or to render any opinion with respect to the fairness of the Purchase Price and no representation is made with respect to the fairness of the Purchase Price.

- Although there are limited resale mechanisms available to Holders through partnership matching services, there is no formal trading market for the Units. According to the General Partner, in response to the August 1997 tender offer, "[t]he Units are illiquid, so there is no efficient trading market for the Units [and] the prices that may be realized by a seller in such market . . . have historically been and may be lower than the price [the Purchaser] is offering."

- The Purchaser and its affiliates could acquire operating control of the Partnership through the Offer. The Partnership's Agreement of Limited Partnership provides that the holders of a majority of the outstanding Units can (i) cause the sale of all the Partnership's assets, (ii) amend any provision of the Partnership's Agreement of Limited Partnership, and
     (iii) remove the General Partner. If the Purchaser and its affiliates obtain approximately 31.52% of the outstanding Units in the Offer, the Purchaser and its affiliates would have over 50% of the outstanding Units and would effectively control the management, policies and affairs of the Partnership. In such event the Purchaser and its affiliates could seek to remove the General Partner, could effect business combinations or other extraordinary transactions regarding the Partnership and could amend the Partnership Agreement, without the vote of any of the limited partners not affiliated with the Purchaser. The interests of the Purchaser could conflict with the interests of the other limited partners.

                              --------------------

EACH HOLDER IS URGED TO READ CAREFULLY THE ENTIRE OFFER TO PURCHASE, THIS SUPPLEMENT, THE LETTER OF TRANSMITTAL AND RELATED DOCUMENTS.



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To Holders of Units of Limited Partnership Interest in PaineWebber R&D Partners
II, L.P.:

                                  INTRODUCTION

         The following information amends and supplements the Offer to Purchase (the "Offer to Purchase") dated March 3, 1999 of PharmaInvest, L.L.C., a Delaware limited liability company (the "Purchaser"), on behalf of Pharmaceutical Royalties, L.L.C., a Delaware limited liability company, and Pharmaceutical Royalty Investments Ltd., a Bermuda company (collectively, the "Funds"), and on behalf of Pharmaceutical Partners, L.L.C., a Delaware limited liability company and the sole member of the Purchaser, of up to 3,000 outstanding units of limited partnership interest (the "Units") in PaineWebber R&D Partners, II, L.P., a Delaware limited partnership (the "Partnership"), for cash consideration per Unit of $6,000 (the "Purchase Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, as amended and supplemented by this Supplement, and in the related Letter of Transmittal (which, together with the Offer to Purchase and this Supplement with any amendments or supplements hereto or thereto, collectively constitute the "Offer"). The Purchase Price will be automatically reduced by the aggregate amount of the value of any cash or asset distributions made or declared by the Partnership on or after March 3, 1999 and prior to the date on which the Purchaser pays the Purchase Price for the tendered Units.

         Except as set forth in this Supplement, the terms and conditions previously set forth in the Offer to Purchase remain applicable in all respects to the Offer, and this Supplement should be read in conjunction with the Offer to Purchase. Capitalized terms used but not defined in this Supplement have the meanings assigned to them in the Offer to Purchase.

         The following information should be considered in evaluating the Offer:

INTRODUCTION

         The section entitled VALUATION is hereby amended by inserted the following paragraph in place of the current third paragraph:

         The Purchaser believes the most valuable asset of the Partnership is its right to receive payments through 2007 based on sales of ReoPro, a product developed by Centocor Inc. and marketed by Eli Lilly & Co. To determine possible future sales levels of ReoPro, the Purchasers utilized the median of sales projections for ReoPro prepared by selected Wall Street analysts not affiliated with the Purchaser or any of its affiliates (for the accuracy of which neither the Purchaser nor any of its affiliates assumes responsibility). In addition to the expected future payments derived from the sale of ReoPro, the Purchaser estimated the amount of payments that may be paid to the Partnership pursuant to a proposed settlement of litigation between the Partnership and Centocor regarding the basis of calculating payments owed to the Partnership. Purchaser also considered the risks inherent in these future cash flows, including (i) the dependence on the sales of a single product and (ii) the absence of any market for the asset or for the Partnership units. The resulting cash flows were discounted at rates of approximately 20% per year. Based on this analysis, the Purchaser estimated the value of the Partnership's interest in ReoPro to be approximately $45.6 million.

6.       PRICE RANGE OF THE UNITS

         Section 6 of the Offer to Purchase is hereby amended by inserting the following sentence to the end of the current second paragraph:

         Holders are also advised that the sales prices received by sellers of Units in secondary market transactions may not reflect the actual value of the Units in light of the limited trading in the market and that such prices are often significantly discounted from the values of the assets underlying limited partnership units.

                                       3

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         Section 6 of the Offer to Purchase is hereby amended by inserting the following sentences in place of the current third sentence in the last paragraph of that Section:

         The Purchaser did not attempt to obtain current independent valuations or appraisals of the underlying assets owned by the Partnership. The Purchaser made its own determination of the Purchase Price based on publicly-available information. The Purchaser did not obtain any third party appraisal or valuation in determining the Purchase Price because the Purchaser's business is identifying and acquiring royalty interests that derive cash flow from the sales of biotechnology and pharmaceutical products. Accordingly, the Purchaser believes it has sufficient knowledge to make its own determination of the Purchase Price without the assistance or opinion of any third party.

8.       CERTAIN INFORMATION CONCERNING THE PARTNERSHIP

         Section 8 of the Offer to Purchase is hereby amended by inserting the following paragraph in place of the current second and third paragraphs under the paragraph entitled LEGAL PROCEEDINGS:

         In June 1997, CPIII and Centocor entered into an agreement to settle the litigation brought by PWR&DII, subject to final approval of the settlement by the Court. On March 15, 1999, the Court approved the settlement agreement. The Court's approval of the settlement becomes effective when the Court's order and final judgment are either fully affirmed on appeal by the Supreme Court of the State of Delaware or, by lapse of time or otherwise, shall no longer be subject to appeal to the Supreme Court of Delaware. The terms of the settlement provide that Centocor will pay to CPIII investors:

         A) $10.8 million, net of attorneys fees and expenses as may be awarded by the Court, which are not to exceed $1.5 million. After deducting from such $10.8 million attorneys' fees and expenses, 63.382% shall be allocated to the Class A CPRs, 0.245% to the Class B CPRs and 36.373% to the Class C CPRs.

         B) An additional $5.0 million, if and when cumulative world-wide sales of ReoPro exceed $600 million. Such amount, shall be allocated 61.198% to the Class A CPRs, 0.236% to the Class B CPRs and 38.566% to the Class C CPRs.

         C) A one-time make-up payment that represents the difference between the quarterly payments based on the revised royalty rates under the settlement agreement and the actual payments made by Centocor over the last six quarters.

         D) Possible additional payments totaling $2.2 million, depending upon regulatory approval and launch of ReoPro in Japan. Such amounts, shall be allocated 69.691% to the Class A CPRs, 0.269% to the Class B CPRs and 30.040% to the Class C CPRs.

         E) A revision to the royalties payable by Centocor to CPR Holders with respect to ReoPro through 2007, as follows:

              i) for each quarter of the calendar years 1997 and 1998, 6.5% of the first $175 million of end sales revenues and 3.25% of any end-sales revenues above $175 million for sales made within the United States and 3.25% of any end-sales revenues for foreign sales,

              ii) for each quarter of the calendar years 1999 through 2007, 6.5%
                  of the first $250 million of end sales revenues and 4.00% of any end-sales revenues above $250 million for sales made within the United States and 3.25% of any end-sales revenues for foreign sales.

                                       4


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         Upon request, a copy of the settlement agreement will be provided by the Purchaser or the Information Agent.

12.      PURPOSE OF THE OFFER; PLANS FOR THE PARTNERSHIP

         Section 12 of the Offer to Purchase is hereby amended by inserting the following sentence to replace the current fifth sentence of the first paragraph:

         Although the Purchaser and its affiliates do not have any current plans to make additional tender offers or purchases from limited partners of the Partnership at this time, the Purchaser and its affiliates may acquire additional Units following completion of the Offer.



         Section 12 of the Offer to Purchase is hereby amended by inserting the following paragraph in place of the current second paragraph:

         The Purchaser and its affiliates could acquire operating control of the Partnership through the Offer. If the Purchaser and its affiliates obtain approximately 31.52% of the outstanding Units in the Offer the Purchaser and its affiliates would have over 50% of the outstanding Units and would effectively control the management, policies and affairs of the Partnership. The Partnership's Agreement of Limited Partnership provides that the holders of a majority of the outstanding Units can (i) cause the sale of all the Partnership's assets, (ii) amend any provision of the Partnership's Agreement of Limited Partnership, and (iii) remove the General Partner. In such event the Purchaser and its affiliates could seek to remove the General Partner, could effect business combinations or other extraordinary transactions regarding the Partnership and could amend the Partnership Agreement, without the vote of any of the limited partners not affiliated with the Purchasers. Except as noted in this Offer to Purchase, Purchaser has no present plans or proposals that would result in an extraordinary corporate transaction, such as a merger, reorganization, liquidation or sale or transfer of a material amount of assets involving the Partnership or any subsidiary, or any other material changes in the Partnership's capitalization, composition, distribution policy, structure or business. However, the Purchaser may change its plans at any time after completion of the Offer.


March 24, 1999                                              PHARMAINVEST, L.L.C.
                                                PHARMACEUTICAL ROYALTIES, L.L.C.
                                         PHARMACEUTICAL ROYALTY INVESTMENTS LTD.
                                                 PHARMACEUTICAL PARTNERS, L.L.C.








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